SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2005



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                      Form 40-F    X
              ----                               -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes         No      X
         ----            -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 7 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CP SHIPS LIMITED
                                              (Registrant)

Date:  11 April 2005
                                              By:  /s/ JOHN M. BAKER
                                                   ---------------------------
                                                   Name:   John M. Baker
                                                   Title:  Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

     10.1   Press Release of CP Ships Limited "CP SHIPS                     4
            ANNOUNCES 2004 ANNUAL REPORT, AIF, 2005
            ANNUAL MEETING OF SHAREHOLDERS AND
            MANAGEMENT PROXY CIRCULAR" dated 4 April
            2005

     10.2   Press Release of CP Ships Limited "CP SHIPS                     6
            DIVISION CANADA MARITIME AGREES TO
            MONTREAL-NORTH EUROPE CONTAINER
            SLOT SALE, dated 11 April, 2005

                                                                 Exhibit 10.1

                    CP SHIPS ANNOUNCES 2004 ANNUAL REPORT,
                   AIF, 2005 ANNUAL MEETING OF SHAREHOLDERS
                         AND MANAGEMENT PROXY CIRCULAR

GATWICK, UK (4th April 2005) - CP Ships Limited's 2004 Annual Report and Annual Information Form are now available on the company's corporate website (www.cpships.com).

The Notice of Annual Meeting and Management Proxy Circular has also been posted on the corporate website. CP Ships' Annual Meeting of Shareholders is scheduled for Tuesday 10th May 2005 in Toronto at the Fairmont Royal York Hotel at 10:00 am EDT. The Annual Meeting will be webcast live on the corporate website and will be available in archive.

                                    -ends-

FORWARD LOOKING STATEMENTS: This press release contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this press release, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecast and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

ABOUT CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. As of 31st December 2004, CP Ships' vessel fleet was 79 ships and its container fleet 460,000 teu. Its 2004 volume in 2004 was 2.3 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway

Terminals, which operates on of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol (TEU) and also in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website at www.cpships.com.


                                   CONTACTS

                                   Investors
              Jeremy Lee, VP Investor Relations & Public Affairs
                          Telephone: + 1 514 934 5254

                                     Media
                   Elizabeth Canna, VP Group Communications
           Telephone: +44 (0)1293 861 921 1119 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

                                                                 Exhibit 10.2

                   CP SHIPS DIVISION CANADA MARITIME AGREES
                 TO MONTREAL-NORTH EUROPE CONTAINER SLOT SALE

GATWICK, UK (11th April 2005) - CP Ships division Canada Maritime, along with OOCL its long-term partner in the St Lawrence Coordinated Service (SLCS), has agreed to charter a fixed number of container slots to CMA-CGM on one of its Montreal-North Europe services. The agreement is expected to take effect in late April after CMA-CGM has withdrawn its existing tonnage from this route.

The slot-charter is in addition to the existing agreement between Canada Maritime, OOCL and the Canex consortium which began in January 2003.

"This will help supply and demand in the Montreal-North Europe trade lane become better balanced," said CP Ships Executive Vice President Commercial Alan Boylan. "It will lead to greater operating efficiencies and therefore help us improve our TransAtlantic performance."

The slots will be taken on three SLCS ships, Canmar Spirit, Canmar Venture and OOCL Montreal for service between Montreal and Antwerp and Le Havre.

                                    -ends-

FORWARD LOOKING STATEMENTS: This press release contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has reasonable basis for making the forecasts or projections included in this press release, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecast and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage;

compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

ABOUT CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. As of 31st December 2004, CP Ships' vessel fleet was 79 ships and its container fleet 460,000 teu. Its 2004 volume in 2004 was 2.3 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates on of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol (TEU) and also in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website at www.cpships.com.


                                   CONTACTS

                                   Investors
              Jeremy Lee, VP Investor Relations & Public Affairs
                          Telephone: + 1 514 934 5254

                                     Media
                   Elizabeth Canna, VP Group Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660